Exhibit 99.1

JAGUAR MINING INC.

Interim Consolidated Financial Statements

September 30, 2010 and 2009

(unaudited)

JAGUAR MINING INC.

Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	September 30, 2010	December 31, 2009
	(unaudited)
Assets
Current assets:
Cash and cash equivalents (Note 9)	$49,177	$121,256
Inventory	34,207	36,986
Prepaid expenses and sundry assets (Note 2)	21,117	19,050
Forward sales derivative asset (Note 3 (b))	51	-
Unrealized foreign exchange gains (Note 3 (a))	678	1,280
	105,230	178,572

Prepaid expenses and sundry assets (Note 2)	46,648	35,837
Net smelter royalty	1,006	1,006
Restricted cash	2,408	108
Property, plant and equipment (Note 4)	341,177	205,329
Mineral exploration projects (Note 5)	80,632	129,743

	$577,101	$550,595

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$30,510	$22,892
Notes payable (Note 6)	17,297	5,366
Income taxes payable	16,248	15,641
Asset retirement obligations	1,009	510
Forward sales derivative liability (Note 3 (b))	1,553	-
	66,617	44,409

Deferred compensation liability	5,477	8,616
Notes payable (Note 6)	138,274	126,784
Future income taxes	13,387	11,821
Asset retirement obligations	18,725	12,331
Other liabilities	754	738
Total liabilities	243,234	204,699

Shareholders' equity
Common shares	368,617	365,667
Stock options	14,101	14,762
Contributed surplus	42,028	42,028
Deficit	(90,879)	(76,561)
	333,867	345,896
Commitments (Note 10)
	$577,101	$550,595

See accompanying notes to interim consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009

Gold sales	$48,712	$35,165	$126,234	$101,236
Production costs	(37,193)	(17,733)	(88,016)	(53,384)
Stock-based compensation	-	(180)	(381)	(362)
Depletion and amortization	(11,341)	(5,437)	(28,193)	(15,272)
Gross profit	178	11,815	9,644	32,218

Operating expenses:
Exploration	1,012	547	3,291	1,877
Stock-based compensation	(4,233)	1,762	(3,060)	3,845
Administration	5,133	2,798	14,249	10,618
Management fees (Note 8 (a))	333	481	970	1,283
Amortization	133	121	383	338
Accretion expense	451	192	1,177	572
Other	1,190	596	2,208	1,491
Total operating expenses	4,019	6,497	19,218	20,024

Income (loss) before the following	(3,841)	5,318	(9,574)	12,194

Loss on forward derivatives (Note 3 (b))	1,502	-	1,502	-
Gain on forward foreign exchange derivatives (Note 3 (a))	(1,375)	(1,108)	(1,183)	(1,935)
Foreign exchange gain	(2,531)	(3,080)	(1,054)	(16,072)
Interest expense	4,106	1,525	12,355	6,388
Interest income	(645)	(1,047)	(3,155)	(2,797)
Disposition of property	(673)	(542)	(6,125)	(1,456)
Other non-operating expenses (recovery)	-	(596)	-	145
Total other expenses (income)	384	(4,848)	2,340	(15,727)

Income (loss) before income taxes	(4,225)	10,166	(11,914)	27,921
Income taxes
Current income taxes (recovery)	(1,273)	2,202	1,250	2,992
Future income taxes	848	1,058	1,154	3,540
Total income taxes	(425)	3,260	2,404	6,532

Net income (loss) and comprehensive income (loss) for the period	$(3,800)	$6,906	$(14,318)	$21,389

Basic net income (loss) per share (Note 7)	$(0.05)	$0.09	$(0.18)	$0.29
Diluted net income (loss) per share (Note 7)	$(0.05)	$0.09	$(0.18)	$0.28

Weighted average number of common shares outstanding - Basic (Note 7)	84,224,952	78,173,757	79,507,045	74,952,395
Weighted average number of common shares outstanding - Diluted (Note 7)	84,224,952	80,736,853	79,507,045	76,595,985

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)

	Three Months Ended September 30, 2010	Three Months Ended September 30, 2009	Nine Months Ended September 30, 2010	Nine Months Ended September 30, 2009

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$(3,800)	$6,906	$(14,318)	$21,389
Items not involving cash:
Unrealized foreign exchange (gain) loss	(2,556)	363	51	(8,302)
Stock-based compensation	(4,233)	1,942	(2,679)	4,207
Non-cash interest expense	2,040	(894)	6,024	150
Accretion expense	451	192	1,177	572
Future income taxes	848	1,058	1,154	3,540
Depletion and amortization	11,474	5,558	28,576	15,610
Unrealized loss on forward sales derivatives	1,502	-	1,502	-
Unrealized loss (gain) on foreign exchange contracts	(570)	(1,108)	602	(3,529)
Disposition of property	-	-	(4,625)	-
Accretion of interest revenue	(94)	-	(94)	-
Reclamation expenditure	(539)	(34)	(1,613)	(317)
	4,523	13,983	15,757	33,320

Change in non-cash operating working capital
Inventory	5,190	(4,476)	4,056	(7,640)
Prepaid expenses and sundry assets	(2,906)	(5,066)	(8,388)	(9,945)
Accounts payable and accrued liabilities	4,977	5,406	7,617	10,265
Income taxes payable	(397)	3,017	607	4,734
Deferred compensation liabilities	(42)	-	(42)	-
	11,345	12,864	19,607	30,734
Financing activities:
Issuance of common shares, special warrants and warrants, net	127	44,271	2,078	107,963
Increase (decrease) in restricted cash	(1,500)	3,000	(2,301)	2,998
Repayment of debt	(121)	(152)	(3,655)	(2,712)
Increase in debt	9,036	118,328	20,152	118,328
Other long term liabilities	(210)	-	16	-
	7,332	165,447	16,290	226,577

Investing activities
Short-term investments	5,862	(5,625)	-	(5,625)
Mineral exploration projects	(2,070)	(8,475)	(22,047)	(15,583)
Purchase of property, plant and equipment	(33,278)	(18,808)	(86,689)	(37,348)
Proceeds from disposition of property	1,250	-	1,250	-
	(28,236)	(32,908)	(107,486)	(58,556)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	112	959	(490)	6,267
Increase (decrease) in cash and cash equivalents	(9,447)	146,362	(72,079)	205,022
Cash and cash equivalents, beginning of period	58,624	79,220	121,256	20,560
Cash and cash equivalents, end of period	$49,177	$225,582	$49,177	$225,582

Supplemental cash flow information (Note 9)

See accompanying notes to interim consolidated financial statements.

JAGUAR MINING INC.

Interim Consolidated Statements of Shareholders' Equity
(Expressed in thousands of U.S. dollars)

(unaudited)
	Common Shares		Stock Options		Contributed Surplus	Deficit	Total
	#	$	#	$	$	$	$

Balance, December 31, 2008	63,982,281	245,067	7,061,013	19,059	1,167	(68,569)	196,724
Public offering	13,915,000	63,238	-	-	-	-	63,238
Exercise of stock options	1,345,513	8,549	(1,345,513)	(2,774)	-	-	5,775
Unvested options expired upon termination	-	-	(17,000)	(28)	-	-	(28)
Stock based compensation	-	-	-	384	-	-	384
Equity component of convertible notes	-	-	-	-	40,904	-	40,904
Net income	-	-	-	-	-	21,389	21,389
Balance, September 30, 2009	79,242,794	316,854	5,698,500	16,641	42,071	(47,180)	328,386

Balance, December 31, 2009	83,714,648	365,667	4,596,500	14,762	42,028	(76,561)	345,896
Exercise of stock options	529,000	2,950	(529,000)	(872)	-	-	2,078
Stock based compensation	-	-	-	211	-	-	211
Net income	-	-	-	-	-	(14,318)	(14,318)
Balance, September 30, 2010	84,243,648	368,617	4,067,500	14,101	42,028	(90,879)	333,867

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

1.	Significant Accounting Policies:

The interim consolidated financial statements of Jaguar Mining Inc. (the “Company”) follow the same accounting policies and methods of application as the annual audited consolidated financial statements.  The interim consolidated financial statements do not contain all disclosures as required by Canadian generally accepted accounting principles (“Canadian GAAP”) for annual financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements.

Accounting Standards Issued But Not Yet Implemented:

(i)	Business combinations:

In January 2009, the CICA issued Section 1582, “Business Combinations,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of Section 1582 is permitted.  This pronouncement further aligns Canadian GAAP with accounting principles generally accepted in the United States (“US GAAP”) and International Financial Reporting Standards (“IFRS”) and changes the accounting for business combinations in a number of areas.  It establishes principles and requirements governing how an acquiring company recognizes and measures in its financial statements identifiable assets acquired, liabilities assumed, any non-controlling interest in the acquiree, and goodwill acquired.  The section also establishes disclosure requirements that will enable users of the acquiring company’s financial statements to evaluate the nature and financial effects of its business combinations.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

(ii)	Consolidated financial statements and non-controlling interests:

In January 2009, the CICA issued Section 1601, “Consolidated Financial Statements,” and Section 1602, “Non-Controlling Interests,” effective for fiscal years beginning on or after January 1, 2011.  Earlier adoption of these recommendations is permitted.  These pronouncements further align Canadian GAAP with US GAAP and IFRS.  Sections 1601 and 1602 change the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated statement of financial position within equity but separate from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of income.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners.  The Company is currently considering the impact of adopting these pronouncements on its consolidated financial statements.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

1.	Significant Accounting Policies (continued):

Accounting Standards Issued But Not Yet Implemented (continued):

(iii)	Financial instruments - recognition and measurement:

On July 1, 2009, the CICA amended Section 3855 with regard to determining when a prepayment option in a host debt instrument is closely related to the host instrument and the amendment is effective for fiscal years beginning on or after January 1, 2011.  The amendment states that if the exercise price of a prepayment option compensates the lender for an amount equivalent to the present value of the lost interest for the remaining term of the host instrument, the feature is considered closely related to the host contract in which it is embedded.  The Company is considering the impact of adopting this pronouncement on the consolidated financial statements.

2.	Prepaid Expenses and Sundry Assets:

The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  At September 30, 2010 total recoverable taxes denominated in Brazilian reais (R$) amounted to R$104.1 million ($61.5 million) (December 31, 2009 - R$89.1 million ($51.2 million)).

3.	Risk Management Policies:

Derivative Financial Instruments
(a)	Forward foreign exchange contracts:

As at September 30, 2010, the Company has forward foreign exchange contracts to purchase Brazilian reais as follows:

Settlement Date	Amount in thousands of US$	Settlement amount in thousands of R$

29-Oct-10	$1,000	R $	1,857
29-Oct-10	1,000		1,861
30-Nov-10	1,000		1,872
30-Nov-10	1,000		1,876
17-Dec-10	1,000		1,891
17-Dec-10	1,000		1,895
17-Dec-10	1,000		1,945
	$7,000	R $	13,197

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

3.	Risk Management Policies (continued):

At September 30, 2010, current assets include $678,000 of unrealized foreign exchange gains relating to the forward foreign exchange contracts (December 31, 2009 current assets include $1.3 million of unrealized foreign exchange gains).  Included in the statement of operations are the following amounts of unrealized and realized gains or losses on foreign exchange derivatives:

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2010	2009	2010	2009

Unrealized loss (gain)	$(570)	$(1,108)	$602	$(3,529)
Realized loss (gain)	(805)	-	(1,785)	1,594
	$(1,375)	$(1,108)	$(1,183)	$(1,935)

(b)	Forward sales and derivative contracts:

During July 2010, the Company entered into a limited ‘no-cost gold collar’, which is a financial contract to mitigate gold price risk in the event of an unforeseen significant global financial event. To place the no-cost collars, the Company purchased gold puts for 59,600 ounces with a strike price range of $1,050 to $1,117 per ounce and sold gold calls for 60,000 ounces with a strike price range of $1,300 to $1,475 per ounce. The contracts are time-matched and settle prior to December 31, 2010.  During the three months ended September 30, 2010 put contracts for 17,300 ounces with strike prices ranging from $1,050 to $1,115 matured resulting in no gain or loss to the Company.  During the three months ended September 30, 2010 call contracts for 12,500 ounces with strike prices of $1,300 matured resulting in no gain or loss to the Company.  At September 30, 2010 the following put and call gold option contracts were outstanding:

Put options:	Ounces at each strike price (strike price not in 000's)
Settlement month	$ 1,050	$ 1,100	$ 1,105	$ 1,110	$ 1,115	$ 1,117	Total

October	1,600	5,000	2,500	2,000	3,000	-	14,100
November	1,600	5,000	2,500	2,000	3,000	-	14,100
December	1,600	-	-	2,000	3,000	7,500	14,100
Total Ounces	4,800	10,000	5,000	6,000	9,000	7,500	42,300

Fair Value	$1,835	$2,809	$1,611	$7,466	$12,259	$25,124	$51,104

Call options:	Ounces at each strike price (strike price not in 000's)
Settlement month	$ 1,300	$ 1,475	Total

October	12,500	-	12,500
November	12,500	-	12,500
December	12,500	10,000	22,500
Total Ounces	37,500	10,000	47,500

Fair Value	$(1,466)	$(87)	$(1,553)

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

3.	Risk Management Policies (continued):

These no-cost collars will be measured at fair value on a recurring basis, using significant observable inputs (fair value hierarchy level 2).

At September 30, 2010, current assets include $51,000 of unrealized gains relating to the put contracts (December 31, 2009 current assets - $nil) and current liabilities include $1.6 million of unrealized losses relating to the call contracts (December 31, 2009 current liabilities - $nil). Included in the statement of operations are $1.5 million of losses related to these forward sales derivative contracts (December 31, 2009 - $nil).

4.	Property, Plant and Equipment:

	September 30, 2010
	Cost	Accumulated Amortization	Net

Processing plant	$13,758	$(6,497)	$7,261
Vehicles	10,654	(4,276)	6,378
Equipment	182,450	(32,458)	149,992
Leasehold improvements	2,133	(310)	1,823
Assets under construction	9,912	-	9,912
Mining properties (Note 5 (a))	217,045	(51,234)	165,811
	$435,952	$(94,775)	$341,177

	December 31, 2009
	Cost	Accumulated Amortization	Net

Processing plant	$13,500	$(5,866)	$7,634
Vehicles	6,225	(3,056)	3,169
Equipment	120,756	(22,025)	98,731
Leasehold improvements	426	(203)	223
Assets under construction	17,055	-	17,055
Mining properties	109,922	(31,405)	78,517
	$267,884	$(62,555)	$205,329

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

5.	Mineral Exploration Projects:

	December 31, 2009	Additions	Reclassify to PP&E	September 30, 2010

Paciência	$3,705	$4,203	$-	$7,908
Turmalina	2,855	3,590	-	6,445
Caeté Expansion Project (a)	72,367	13,095	(73,492)	11,971
Gurupi	50,816	3,492	-	54,308
	$129,743	$24,380	$(73,492)	$80,632

(a)
During the third quarter of 2010 the Caeté Expansion Project commenced commercial production and the costs related to the Pilar, Roça Grande and Serra Paraíso - sulphide mines were transferred to Property Plant and Equipment.

6.	Notes Payable:

	September 30,	December 31,
	2010	2009

Due to Banco Bradesco	$25	$96
Due to Banco Bradesco	242	471
Due to Banco Bradesco (a (i))	505	-
Due to Banco Bradesco (a (ii))	656	-
Due to Banco Bradesco (a (iii))	3,000	-
Due to Banco Bradesco (a (iv))	6,000	-
Due to CVRD	8,169	11,125
Convertible notes	126,481	120,458
Banco Safra (b (i))	3,564	-
Banco Safra (b (ii))	3,000	-
Banco Itau (c (i))	1,550	-
Banco Itau (c (ii))	2,379	-
	155,571	132,150
Less: Current portion	17,297	5,366
	$138,274	$126,784

	September 30,		December 31,
	2010		2009
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value

Notes Payable	$155,571	$135,515	$132,150	$147,734

(a)	Due to Banco Bradesco
(i)	Relates to notes payable at 4.5% per annum secured by equipment and by personal guarantees by certain directors of MSOL. The notes mature June 2013.
(ii)	Relates to note payable at 6.35% per annum secured by equipment, maturing August 2015.

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

6.	Notes Payable (continued):

(iii)	Relates to a promissory note at 2.96% per annum secured by future gold sales maturing February 2011.
(iv)	Relates to two promissory notes at 3.0% per annum secured by future gold sales maturing August 2011.

(b)	Due to Banco Safra
(i)	Relates to a note payable at 6.0% per annum secured by equipment, maturing February 2013.
(ii)	Relates to a promissory note at 3.55% per annum secured by future gold sales, maturing February 2011.

(c)	Due to Banco Itau
(i)	Relates to two notes payable at 4.5% per annum secured by equipment, maturing April 2013.
(ii)	Relates to two notes payable at 5.0% per annum secured by equipment maturing in the third quarter of 2013.

7.	Basic and Diluted Net Loss per Share:

Dollar amounts and share amounts in thousands, except per share amounts.

	Three months ended		Nine months ended
	September 30		September 30
	2010	2009	2010	2009

Numerator
Net income (loss) for the period	$(3,800)	$6,906	$(14,318)	$21,389

Denominator
Weighted average number of common shares outstanding - Basic	84,225	78,174	79,507	74,952
Dilutive effect of options	-	2,563	-	1,644
Weighted average number of common shares outstanding - Diluted	84,225	80,737	79,507	76,596
Basic net income (loss) per share	$(0.05)	$0.09	$(0.18)	$0.29
Diluted net income (loss) per share	$(0.05)	$0.09	$(0.18)	$0.28

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

7.	Basic and Diluted Net Loss per Share (continued):

Options and convertible notes considered	Three months ended		Nine months ended
anti-dilutive (in thousands)	September 30		September 30
	2010	2009	2010	2009

Options	4,088	3,760	4,332	4,736
4.5% Senior convertible notes - common shares issuable upon conversion	12,941	2,033	12,941	685
Total	17,029	5,793	17,273	5,421

8.	Related Party Transactions:

(a)
The Company incurred management fees of $970,000 for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $1.3 million) from IMS Engenharia Mineral Ltda. (“IMS”), a company owned by several officers of the Company, which provides operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.  The Company entered into a service agreement with IMS to render senior management services.  The agreement will expire on December 31, 2011.

(b)
The Company incurred occupancy fees of $135,000 for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $135,000) to Brazilian Resources Inc. (“BZI”), a corporate shareholder, for use of administrative offices.  As at September 30, 2010 prepaid expenses and sundry assets includes $85,000 from BZI relating to leasehold improvements paid by the Company (December 31, 2009 - $126,000).

The Company also incurred consulting fees and administrative service charges of $98,000 from BZI for the nine months ended September 30, 2010 (nine months ended September 30, 2009 - $455,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at September 30, 2010 accounts payable and accrued liabilities includes $9,000 due to BZI (December 31, 2009 - $58,000).

(c)
On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda. (“PML”) whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty (“NSR”) on its Monte Cristo project for the expected life of the project.  The NSR was recorded at the carrying amount of the receivable from PML, plus accrued interest through March 20, 2006.

PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

On August 11, 2008, PML filed a judicial restructuring in Belo Horizonte, state of Minas Gerais, Brazil.  The judicial restructuring plan was approved by the court in April 2010. At this time the financial impact of the NSR due under the PML agreement with the Company is indeterminate.  Prior to the filing, the primary shareholders of PML, BZI and IMS, provided a guarantee of PML’s obligation to Mineração Serras do Oeste Ltda. (“MSOL”), a 100% owned subsidiary of the Company.  This guarantee will ensure the recovery of the Net Smelter

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

8.	Related Party Transactions (continued):

Royalty due from PML if PML is unable to pay the Company.  As at September 30, 2010 the amount of the obligation is approximately $1.0 million.

(d)
The Company’s subsidiaries MSOL and MTL were required to pay an employment claim of a former employee who performed work for MSOL, then owned by BZI, and other BZI companies.  BZI has guaranteed the amount owed to the Company of R$378,000 ($223,000).  As at September 30, 2010, prepaid expenses and sundry assets include $223,000 receivable from BW Mineração Ltda., a wholly owned subsidiary of BZI.  (December 31, 2009 - $217,000).

The above related party transactions are in the normal course of operations and have been measured at the exchange amount agreed upon between the related parties.

9.	Supplemental Cash Flow Information:

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Equipment purchased on issuing note payable	$505	$-	$505	$-
Transfer of Zone C in return for forgiveness of royalties payable	$514	$542	$1,322	$1,456

	Three months ended September 30		Nine months ended September 30
	2010	2009	2010	2009

Interest paid	$48	$46	$5,139	$3,935
Income taxes paid	$-	$-	$-	$265

Cash and cash equivalents include R$14.2 million ($8.4 million) (December 31, 2009 - R$100.4 million ($57.6 million)) in bank certificates of deposit and $1.0 million in term deposits (December 31, 2009 - $1.0 million).

During the nine months ended September 30, 2010 the Company paid no income tax installments in Brazil (nine months ended September 30, 2009 R$606,000 ($265,000)).

JAGUAR MINING INC.

Notes to Interim Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)
Nine months ended September 30, 2010 and 2009
(Unaudited)

10.	Commitments:

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments.  The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and other commitments.

Commitments	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total

Current liabilities
Accounts payable and accrued liabilities	$30,510	$-	$-	$-	$30,510
Income taxes payable	16,248	-	-	-	16,248
Notes payable
Principal	17,509	12,053	165,188	188	194,938
Interest	8,754	15,401	7,809	9	31,973
Forward sales derivative liabilities	1,553	-	-	-	1,553
Operating lease agreements	183	-	-	-	183
Management agreements (a)
Operations	595	149	-	-	744
Suppliers agreements
Mine operations (b)	60	-	-	-	60
Drilling (c)	567	-	-	-	567
Asset retirement obligations (d)	1,009	635	2,345	23,963	27,952
Total	$76,988	$28,238	$175,342	$24,160	$304,728

(a)	The terms of the management agreements are one to two years (Note 8(a)).

(b)	The Company has the right to cancel the mine operations contract with 60 days advance notice. The amount included in the contractual obligations table represents the amount due within 60 days.

(c)	The Company has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

(d)	The asset retirement obligations are not adjusted for inflation and are not discounted.